

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

<u>Via U.S. Mail and Facsimile 203.352.4456</u>

Mr. Steven Suss
Chief Financial Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905-3039

      Re: Excelsior LaSalle Property Fund, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2009
            Filed March 15, 2010
            File No. 0-51948

Dear Mr. Suss:

      We have completed our review of your filing and do not have any further comments at this time.

                Sincerely,

                Jennifer Monick
                Senior Staff Accountant